SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940


           The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  ML-LEE ACQUISITION FUND (RETIREMENT ACCOUNTS) II, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 4 World Financial Center - 26th Floor, New York, New York 10080

Telephone Number (including area code):  (800) 288-3694

File Number under the Securities Exchange Act of 1934:  0-17382

           The undersigned company (1) has distributed substantially all of its assets to its securityholders and has effected a winding-up of its affairs and
(2) is not liquidating as part of a merger.

           Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf of the City of New York and the State of New York on the 14th day of March, 2003.


                                ML-LEE ACQUISITION FUND
                                (RETIREMENT ACCOUNTS) II, L.P.
                                By: Mezzanine Investments II, L.P.,
                                    its managing general partner
                                By: ML Mezzanine II Inc., its general partner


                                By: /s/ James V. Bruno
                                   --------------------------------------------
                                   Name: James V. Bruno
                                   Title: Vice President
ATTEST:

 /s/ Joseph Chafik
--------------------------------